EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	November 29, 2011

New Gold Zone to Expand Seabridge’s Courageous Lake Project

Toronto, Canada – New drilling results have confirmed a significant expansion of Zone 8 within Courageous Lake’s multi-million ounce FAT deposit. Previous drilling on the relatively high-grade Zone 8 had generated only a small portion of the FAT deposit’s measured and indicated resource.

“We are excited by the new data from Zone 8 which has proved to be much more continuous than previously thought. These results could more than quadruple Zone 8’s contribution to measured and indicated resources and help to increase the deposit’s average grade. It’s also important to note that most of this expansion is within the existing pit design and will therefore convert waste to resources which may qualify for reserves in the Preliminary Feasibility Study now in progress. We are also intrigued that this zone extends beyond the designed pit and therefore represents a priority exploration target for next year,” said Seabridge President and CEO Rudi Fronk. An updated NI-43-101 compliant resource estimate is now in progress and should be released within 45 days.

Assay results of the fourth and final batch of infill holes drilled this year at Courageous Lake are as follows:

Drill Hole ID	Depth (meters)	From (meters)	To (meters)	Ore Domain	Length (meters)	Au Grade g/tonne
CL-165	150.0	102.0	106.6	8	4.6	4.47
CL-166	174.0	16.5	27.0	14	10.5	0.77
		116.5	125.0	8	8.5	1.69
		136.5	141.0	8	4.5	0.90
CL-167	174.0	129.0	135.0	8	6.0	2.21
		140.0	144.7	8	4.7	1.36
CL-168	162.0	109.0	117.0	8	8.0	3.24
CL-169	210.0	33.9	37.0	14	3.1	3.34
		121.5	129.0	7	7.5	0.86
		157.3	161.2	8	3.9	0.78
		172.5	185.4	8	12.9	2.36
CL-170	201.0	32.4	35.2	3	2.8	2.91
		135.5	140.0	4	4.5	1.92
		165.5	172.9	4	7.4	3.33
CL-171	81.0	31.0	46.5	8	15.5	5.86
CL-172	126.0	77	86	4	9.0	1.36
CL-173	102.0	54.6	59.6	8	5.0	8.21
		67.5	72.0	8	4.5	1.24
CL-174	251.0	79.0	85.0	3	6.0	3.12
		113.5	118.0	3	4.5	8.44
CL-176	126.0	52.3	60.0	4	7.7	0.94
CL-181	102.0	33.0	36.0	3	3.0	2.51
		93.0	95.5	2	2.5	2.39

Note: All assays have been capped at 10.1 grams of gold per tonne (g/T). True thicknesses of the above reported drill hole intercepts are estimated to be approximately 85-90% of the reported interval. Intercepts in bold in the table above are from Zone 8. Hole CL-175 was drilled on a new target and CL-177 to CL-180 were drilled as condemnation holes.

The drilling component of this year’s $16 million program at Courageous Lake, located in Canada’s Northwest Territories, was designed to: (i) upgrade inferred resources within the current FAT deposit pit plan by infill drilling; (ii) complete geotechnical drilling required for pit slope and water management planning in the PFS; (iii) condemn areas where project facilities will be located; and (iv) look for new targets along the 53 kilometers of the Matthew’s Lake greenstone belt held by Seabridge.

In August, September and November Seabridge reported results from the first 36 core holes (totaling 11,680 meters) from this summer’s program. The results reported above represent the final assays from the 2011 infill drill program. All 48 infill holes drilled on the FAT deposit in 2011 intersected gold values above the resource cutoff grade.

Courageous Lake’s current NI 43-101 compliant resource estimate is as follows:

Courageous Lake Gold Resources at 0.83 gram per tonne cutoff

Measured			Indicated
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
12,584	2.52	1,020	77,582	2.31	5,762

Measured plus Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
90,166	2.34	6,782	63,053	2.24	4,541

The FAT deposit is in the Slave Province, an extensive geological terrain in Canada’s Northwest Territories. The deposit’s name is an acronym for its dominant rock type, Felsic Ash Tuff. This gold occurrence, hosted by Archean greenstone rocks, was formed in a rhyolite/dacite dome complex that measures about 2km along strike and about 800m of stratigraphic section in width. Although tuffaceous rocks are the most common in the deposit there are also clear intervals of clastic and chemical sedimentary rocks and a few late intrusions.

Sulfide mineralogy in the FAT deposit is relatively simple and consists of pyrite, pyrrhotite, arsenopyrite, sphalerite, and chalcopyrite in decreasing order of abundance. While all of these minerals can be found in the mineralized zones, only arsenopyrite has a consistent correlative relationship to gold concentrations. Extensive metallurgical test work has been performed on Courageous Lake resulting in an expected gold recovery of approximately 90% utilizing a flotation circuit followed by pressure oxidation. In June, 2011 Seabridge announced the results of a Preliminary Economic Assessment (“PEA”) for Courageous Lake demonstrating the potential for a robust project in the current gold price environment (see http://www.seabridgegold.net/CL-PEA_ExecSummary2011.pdf for the PEA executive summary).

In constructing a geological model for resource estimation, unique stratigraphic intervals were defined and labeled as domains 1 through 9 and domain 14. Each domain contains specific and unique tuff and sedimentary units arranged in particular stratigraphic sequences. The defined geological domains are relics of the depositional environment in which they were formed. Consequently, within these domains the style of rock types, hydrothermal alteration, vein occurrences and sulfide mineralogy are generally consistent across the length and breadth of each specific domain. Distribution of gold within a domain and the surrounding rock is treated differently from other domains in resource modeling. Although 10 separate geological domains have been recognized in the FAT deposit, domains 3, 4 and 5 currently contain about 90% of the gold in the deposit.

Descriptions of the above reported holes are as follows:

CL-165: Oriented to the east and drilled on the west side of the deposit at -55o, this hole was designed to test zone 8. Lithologies are characteristic of zone 8 with felsic tuffs followed by volcanic sedimentary units. Silicic and sericite alteration are present in varying abundance within the felsic units. Mineralization was intercepted at roughly the correct horizon with grades in line with expectations. The mineralized width was in line with expectations and this hole should upgrade inferred resources.

CL-166: Collared on the west side of FAT and drilled to the west at an inclination of -55o, this hole was designed to test zone 8 up dip of previous drill holes. A combination of felsic tuff and mixed sedimentary units were intercepted. Alteration included carbonate and sericite, mostly in the felsic units. An unpredicted intercept in zone 14, up section from zone 8 returned typical grade for that zone. The intercepts in zone 8 were in the proper location, and of roughly the predicted widths, but slightly lower grades than would have been anticipated. Inferred resources will be upgrade in classification and some new resources added by this hole.

CL-167: Located on the far western edge of the deposit and drilled at an inclination of -50o back to the east, this hole was designed to upgrade inferred resource blocks in zone 8. The dominant lithologies encountered are felsic ash tuff passing into volcanic sedimentary units down hole. Alteration types are carbonate and sericite with mineralization consistent with model predictions for this section. The results will convert inferred resources to indicated resources.

CL-168: Drilled from west to east and located on the far western side of FAT, this hole was drilled at -50o and designed to test zone 8 on a section where there was no previous drilling. The lithologies cut in this hole are consistent with the model, felsic tuff in the upper part, changing over to volcanic sedimentary units at depth. Alteration types are carbonates, sericite and silicic, in decreasing abundance. The mineralized interval contained better grades at comparable widths to those on adjacent sections. Results from this drill hole have increased the resources on zone 8.

CL-169: Oriented to the west at an inclination of -55o and located in the western part of the deposit, the hole was designed to fill a gap and upgrade inferred blocks in zone 8. Lithologies encountered in this hole are typical tuff and mixed volcanic sedimentary units. Carbonate is the dominant alteration type with lesser sericite and silica. The interval intercepted in zone 14 was not predicted, but is consistent with other intercepts in the zone. In zone 7 the interval was narrower than expected, but grades were consistent with the model. The two mineralized intercepts in zone 8 are consistent with model predictions and should lead to inferred resources being upgraded.

CL-170: Drilled at the northern end of FAT and oriented to the west at -51o, this hole was designed to test zone 3 and upgrade inferred blocks in zone 4. Felsic ash tuff with variable lapilli-size clast content comprises the bulk of the lithologies encountered. Abundant carbonate alteration is accompanied by patchy sericite and silica. Zone 3 continues to show a narrow erratic nature consistent with the predicted termination of this domain to the north. The widths of intercepts in zone 4 are as predicted by the model, but at slightly better grades. Inferred resource blocks around this hole are expected to be upgraded to the indicated category.

CL-171: Located on the west side of deposit, with an easterly orientation and inclination of -45o, the hole was designed to upgrade inferred blocks near the surface in zone 8. Lithologies were comprised of felsic tuff and volcanic sedimentary rocks. Carbonate is the most dominant alteration with lesser sericite and silica. Mineralization was consistent with model predictions for both grades and width, and will upgrade inferred resources to higher categories.

CL-172: Collared in the north central part of the deposit and drilled at -47o to the west, this hole was designed to upgrade inferred resources in zone 4. This hole intersected felsic ash and lithic tuff, with pervasive carbonate alteration. Locally, vein-controlled sericite and silicic alteration is recognized. The mineralization cut in zone 4 is consistent with model predictions and will upgrade the classification of resources.

CL-173:  A shallow hole drilled to the east at an inclination of -45o and located on the west side of FAT, it targeted near surface inferred blocks in zone 8. The hole passes from felsic volcanic rocks into alternating volcanic sedimentary and volcanic rocks with gradational contacts and ends in sedimentary rock units. Carbonate alteration dominates the upper parts of the hole with minor sericite, while silicic alteration is most common at depth. Mineralization was intercepted at the anticipated depth, with the width of the zone as the model predicted, but grades are below expectations. Inferred resources around the hole will be upgraded on this section.

CL-174: Drilled to the west at -55o and located in north central FAT, this hole was designed to upgrade the classification of inferred blocks in zones 3 and 4. Lithologies intersected were predominantly felsic tuff. Carbonate alteration characterizes this drill hole with less abundant chlorite and patchy sericite intervals. Mineralization in zone 3 is consistent with model predictions, and should upgrade those blocks to the indicated category. A broad section of low-grade was anticipated in zone 4, but that intercept was narrower and below cut-off grade in this drill hole.

CL-176: Located at the northern end of the deposit and drilled to the east at -50o, this hole was designed to upgrade inferred resources in zone 4. Drilling encountered felsic tuff dominated by ash-rich sections and minor lapilli fragments. Minor silicic alteration was present throughout, sericite alteration is not intense and only locally present. The mineralized interval contained gold grades as predicted by the model, but the interval was narrower than predicted.

CL-181: Located on the east side and drilled to the east with a -45o inclination, this hole targeted near surface inferred resources in zone 2. Felsic ash tuff is the dominant lithology with sections of coarse lithic tuff. Alteration is not intense and is comprised of alternating sericite and carbonate alteration styles with local intervals of silicic and chlorite alteration. A broad zone of low-grade mineralization was intercepted at the correct interval, confirming the geology and inconsistent mineralization in zone 2.

National Instrument 43-101 Disclosure
Exploration activities by Seabridge Gold at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. A rigorous quality control/quality assurance protocol is being employed during the 2011 Courageous Lake drill program including blank and certified reference standards inserted by the Company at a rate of not less than one of each type in every 30 samples. Repeats and re-splits of the sample rejects are being analyzed at a rate of not less than one sample in every 25 for each type. Samples are being assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements. Cross-check analyses are being conducted at a second external laboratory on at least 10% of the samples.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements concerning the expected completion of a Preliminary Feasibility Study, the preparation of resource and reserve estimates, other goals or objectives, or the completion of work programs, relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) the amount of future production over any period; (iii) cumulative pre-tax net cash flow of the proposed mining operation; (iv) capital costs; (v) operating costs, including credits from the sale of other metals; (vi) mining rates; (vii) mine life; (vii) planned expenditures; and (viii) upgrading inferred resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its independent consultants' current beliefs as well as various assumptions made by them and information available to them on the date the statements are made. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates;(xi) reasonable contingency requirements; (xii) receipt of regulatory approvals on acceptable terms; and (xiii) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of cumulative pre-tax net cash flow, which are based on other forward-looking statements and assumptions. The cost information is also prepared using earlier values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted; variations in rates of recovery and extraction; developments in world metals markets;, risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks; and the additional risks including those described in the December 31, 2010 Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net